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                                                                      EXHIBIT 88

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                               18TH NOVEMBER 2003

MOOSE ST-1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):      Perforated casing at 657-663m (2,100-2,650ft) to
                           obtain reservoir pressure. Readings indicated 326 psi at 808m (2,650ft) confirming need for artificial lift to flow the well.

                           Perforated casing at 805-811m (2,641-2,660ft) and obtained 16 barrels of fluid sample in three hours by swabbing the well. Fluid level remains unchanged indicating fluid can flow easily from reservoir, as expected given high fluid losses while drilling.

                           Initial fluid samples are indistinguishable from drilling fluids, confirming that a significant volume of fluid may need to be pumped from the well to determine reservoir fluid given approximate 50,000 bbls lost in this zone whilst drilling. A down-hole pump is being installed to pump fluid out of the well bore in order to determine reservoir fluid type.

                           Once the pump is installed the RB2000 drill rig will be moved to drill the Moose-2 well.

TOTAL DEPTH:               1,101m (3,609ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Anticline with Late Cretaceous sandstone (primary)
                           and Miocene-Eocene limestone (secondary) objectives.

MOOSE-2

TYPE:                      Oil Exploration / Appraisal well

LOCATION:                  PPL 238, Eastern Papuan Basin

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                           145 degrees 12' 18.0" E, 06 degrees 59' 41.47" S
                           (provisional, subject to site survey)

CURRENT STATUS:            Drill site prepared approximately 5km SE (3miles)
                           distance from Moose ST-1 well on same structure.
                           Drilling equipment and supplies are being mobilized to the Moose-2 rig site. The RB2000 drilling rig will move to site following release of rig from the Moose-1 well.

PLANNED TOTAL DEPTH:       1,700m (5,577ft)

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Step-out well to appraise the extent of the Moose
                           limestone reservoir that had oil shows in the Moose
                           ST-1 well.

                           Deeper exploration target of Pale sandstone based on data obtained from Moose ST-1 well confirmed: hydrocarbons in the secondary zone, two way dip closure, doubly plunging thrust anticline, seals and increasing background gasses (ethane, methane and propane) while approaching the possible primary target.

STERLING MUSTANG-1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238 Eastern Papuan Basin

                           145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:            Drill site prepared for the Simmons Rig 3.

                           Expected to spud December 2003.

PLANNED TOTAL DEPTH:       2,200m (7,218ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Two way dip, doubly plunging thrust anticline with
                           Late Cretaceous Pale and Subu quartz sandstones
                           (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                            AUSTRALASIA
-------------                            -----------
Gary M Duvall                            Anesti Dermedgoglou
Vice President, Corporate Development    Vice President, Investor Relations
InterOil Corporation                     InterOil Corporation
gary.duvall@interoil.com                 anesti@interoil.com
Houston, TX USA                          Cairns, Qld Australia
Phone:  +1 281 292 1800                  Phone:  +61 7 4046 4600

Lisa Elliott                             Andy Carroll
DRG&E                                    General Manager, Upstream Exploration
lelliott@drg-e.com                       InterOil Corporation
Phone:  +1 713 529 6600                  Phone: +61 2 9279 2000